                                                    THOMAS & BETTS CORPORATION
                                                    1555 Lynnfield Road
                                                    Memphis, Tennessee 38119
                                                    (901) 682-7766
                                                    Facsimile (901) 537-8986

N E W S
------------------------------------------------------------------------------

                                            Contact:
                                            Rene Johansen
                                            (901) 680-5962

FOR IMMEDIATE RELEASE

         THOMAS & BETTS ADOPTS SHAREHOLDER RIGHTS PLAN

Memphis, Tenn. December 4, 1997 Thomas & Betts Corporation (NYSE:TNB) announced that its board of directors, at its regularly scheduled meeting yesterday, declared a dividend distribution of one preferred share purchase right on each outstanding share of Thomas & Betts common stock.

     Clyde R. Moore, president and chief executive officer said, "The rights are designed to assure that all Thomas & Betts shareholders receive fair and equal treatment in the event of any proposed takeover of the Company. We have not been approached by any party expressing an interest in buying the Company and we are not aware of any effort to acquire Thomas & Betts at this time. The rights are meant to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Thomas & Betts without paying all shareholders a control premium, especially at a time when management believes the stock price is reacting to factors besides business fundamentals."

     The rights will be distributed on December 15, 1997, to all shareholders of record as of that date. The rights will be exercisable only if a person or group acquires 15 percent or more of Thomas & Betts common stock or announces a tender offer which would result in ownership of 15 percent or more of the common stock. Each right will entitle the shareholder to buy one two-hundredths of a share of a new series of junior participating preferred stock at an exercise price of $200.
The rights will expire on December 15, 2000 unless earlier exchanged or redeemed. The rights distribution is not taxable to shareholders.

     If a person or group acquires 15 percent or more of Thomas & Betts' outstanding common stock, each right will then become exercisable and will entitle its holder (other than the acquiring party) to purchase, at the then-current price of the right, a number of Thomas & Betts common shares having a market value of twice such price. In addition, if Thomas & Betts is acquired in a merger or other business combination transaction after a party has acquired 15 percent or more of the Company's outstanding common stock, each right will entitle its holder to purchase, at the then-current exercise price of the right, a number of the acquiring company's common shares having a market value of twice such price.


     At any time after the acquisition by a person or group of 15 percent or more of the Company's common stock but before acquisition of 50 percent or more of the common stock, the board of directors may exchange the rights (other than rights owned by the acquiring party), in whole or in part, at an exchange ratio of one share of common stock per right.

     Prior to the acquisition by a person or group of beneficial ownership of 15 percent or more of the Company's common stock, the rights are redeemable for $0.005 per right at the option of the board of directors. The board of directors is also authorized to reduce the 15 percent thresholds referred to above to not less than 10 percent.

     The rights are intended to enable all Thomas & Betts shareholders to realize the long-term value of their investment in the Company. The rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the board prior to attempting a takeover.

     Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronics markets.
Visit Thomas & Betts on the World Wide Web at www.tnb.com.

                            # # # #